Exhibit 99.1

Ground work

Gearing Up For Success

BAJA MINING
CORP

Annual Report 2007

Baja Mining • 1

The Groundwork for the largest mining development ever undertaken on the Baja Peninsula is now underway on site at El Boleo, Baja’s 100%-owned copper/cobalt/ zinc/manganese project. 2007 was a year of milestones. It started with the completion of a positive feasibility study and continued with multimillion-dollar commitments from lenders in the wake of global fi nancial unrest and uncertainty. Our team is now gearing up for another milestone year, with site preparation and construction activities underway.

Gearing Up For Success

2007 Highlights	January 31 – Updated Preliminary	four years of full production, of 55,750
	Economic Assessment released	tonnes/yr of copper; 1,535 tonnes/yr of
January 15 – Form 20-F Registration	The Updated Preliminary Economic	cobalt and 6,300 tonnes/yr of zinc contained
Statement cleared in United States	Assessment for the El Boleo property	metal. The feasibility proved the robust
The Registration Statement registers	incorporates the results of 20,000 metres	economics of the project and allowed
the Company’s common shares under	of an infill drilling program that was	the project to progress to construction
the Securities Exchange Act of 1934, as	completed in early October 2006, as well	financing and construction. The project is
amended, and renders the shares eligible	as the capital cost estimate prepared	currently in the development phase.
for listing in the United States. The shares	by Bateman Engineering and Wardrop
are not currently listed on any exchanges	Engineering for the process plant	August 21 – Change of land use permits
other than the TSX and the Frankfurt	and mining.	received (one month earlier than
Exchange.		anticipated)
	February 7 – Baja graduates from TSX-V	The Mexican Secretariat for the
January 24 – CONANP	and commences trading on TSX	Environment and Natural Resources
(Commission of Natural Protected	Baja’s shares cease trading on the TSX	(SEMARNAT) announces that it has
Areas) agreement finalized	Venture Exchange as of close of business	authorized the change in land use for the
Baja reaches an agreement with the	on February 6, 2007, and commence	property on which the El Boleo project
Commission of Natural Protected Areas	trading on the TSX at open of market on	will be developed as per the requirements
(CONANP), Bank Monex and Ecobanca,	Wednesday, February 7, 2007. The ticker	of the Mexican Law for Sustainable
a Mexican non-profit organization,	symbol remains the same. (BAJ).	Forestry Development. This authorization
to establish a trust fund to support		was a crucial step in the progress of El
environmental conservation measures	May 29 – Positive Definitive Feasibility	Boleo, allowing construction activities
within the El Vizcaíno Biosphere. The	Study released	to proceed. The granting of this permit
Company’s El Boleo property is located	A positive feasibility study is released	reconfirmed the feasibility of El Boleo from
within the “buffer zone” of this Biosphere.	with proven and probable reserves	an environmental as well as an economic
	providing for a 25-year mine life and	perspective. Issuance of the permit came
	average annual production, for the first	earlier than expected and will allow for

2007–GroundWork

Baja Mining • 3

The significant progress made over the past year demonstrates that our management team has the experience to get the job done. We are focused on delivering our commitments and building a world class mine producing copper, cobalt, zinc sulfate, and an intermediate manganese product.

an expedited start-up of construction	September 13 – CDN$45 million equity	2008 Highlights
activities.	placement completed
	The equity placement consisted of a non-	January – Order for acid plant placed
September 1 – Michael Shaw joins Baja	brokered placement of 16,150,000 Units	Baja places an order for a 46-megawatt
as Vice President, Construction and	and an underwriting on a “Bought Deal”	turbine and generator (TG) set, which
Engineering	basis of a further 8,065,000 Units by Versant	has been identified as the single longest
Mr. Shaw has over 38 years’ experience	Partners, of Toronto, Ontario. Gross	lead item. The cost of this TG package
in the mining and metals industry,	proceeds raised totalled CDN$45,039,900.	is approximately US$10 million. Delivery
with 25 of those years dedicated to		is expected in 18 to 22 months. The TG
project engineering and construction	November 13 – US$64 million	Set will be used as part of a cogeneration
management, mostly in Latin America.	equipment lease facility secured with	plant, an integral part of the acid plant, that
Mr. Shaw has been instrumental in the	CAT Financial	utilizes heat recovered from the burning
engineering, construction and startup	Baja’s wholly owned Mexican subsidiary,	of sulphur to generate power. When fully
of numerous copper, gold and nickel	Minera y Metalurgica del Boleo SA de CV,	operational, it is anticipated that this
projects globally, both as an operator	enters into an agreement with Caterpillar	facility will provide almost all of the power
and engineer-constructor from 1969 to	Financial SARL, of Zurich, Switzerland,	required for the mine and process plant.
present, including the Tiomin Resources,	to act as Arranger and Provider in relation
Inc. Cerro Colorado copper deposit in	to an Equipment Lease Facility in an	January - Phase 1 construction camp
Panama, CODELCO projects in Chile, for	aggregate principal amount of up to US$64	development commenced
Cyprus in Peru, various projects for Phelps	million. The proceeds of the Equipment	The peak workforce during construction
Dodge Corporation, and Newmont Mining	Lease Facility will be used for the financing	is anticipated to be approximately 2,500
Corporation as Project Director for the	of mobile (underground and surface)	people. The construction camp will be built
Minas Congas Project in northern Peru, a	equipment in connection with the El Boleo	in two phases, with the first phase being
multi billion copper gold project.	project.	able to accommodate 1,000 workers. The
company has awarded the contract for the
September 12 – US$515 million debt	December 12 – Rowland Wallenius	construction of the first phase of the camp,
facility secured	promoted and appointed CFO	with expected completion in mid-2008.
Baja enters into an underwritten	Mr. Wallenius was appointed Controller
commitment with Bayerische Hypo-	of the Company in November 2006 and	April - Effective communication
und Vereinsbank AG, a member of the	assumes the duties of CFO from Interim	program established
UniCredit Group, as Mandated Lead	CFO and current director Robert Mouat.	We are continually working to find new
Arranger to arrange and underwrite a	Mr. Wallenius is a Chartered Accountant	ways of communicating effectively with
limited-recourse term loan facility in	and has worked with public companies,	our shareholders. As a result of these
an aggregate principal amount of up to	including those in the resource sector, in	efforts, we will be issuing video and
US$475 million as well as a cost overrun	various capacities since 1997.	audio podcasts (content designed to be
loan facility in an aggregate principal amount of US$40 million to partly finance the development, construction and working capital costs of the El Boleo project.		played on portable media players and personal computers), as well as streaming videos on our website. We look forward to receiving your feedback on our newest communication efforts.

Gearing Up For Success

2007 was a year of substantial growth for Baja. We have accomplished many milestones over the course of the past year.

In 2007, we:	• completed a $45 million equity issue; and	on-site personnel to grow over the next
• completed a positive Defnitive Feasibility		two years and peak at 2,500 construction
Study (DFS) on the El Boleo project in May;	• entered into an agreement with Caterpillar	workers. It is estimated that the permanent
	Financial SARL, of Zurich, Switzerland,	mine/mill staff will total approximately 700.
• received one of the key environmental	to act as Arranger and Provider in relation
permits for commencement of construction	to an Equipment Lease Facility in an	The year 2007 saw copper prices fluctuate
activities;	aggregate principal amount of up to	from a low of around US$2.50 to a high of
	US$64 million.	around $3.75, with the majority of analysts
• expanded our management team		predicting falling prices – particularly with
dramatically;	In addition, the referenced financings were	the financial crisis in the United States of
	arranged in the middle of an international	America. As most are aware, the metal
• entered into an underwritten commitment	financial crisis resulting from the now	market for the past several years has been
with Bayerische Hypo- und Vereinsbank	infamous and continuing US subprime	a supply driven market, thus as demand
AG, a member of the Unicredit Group, as	fiasco. On the construction side, we	remained strong, any minor disruptions
the Mandated Lead Arranger to arrange	have retained the services of TIC, a	in supply have caused metal prices to
and underwrite a limited-recourse term	major construction contractor based in	jump dramatically upwards. Predictions
loan facility in an aggregate principal	Steamboat Springs, Colorado, and its	since August 2007 have been that the
amount of US$475 million as well as a cost	Mexican subsidiary, MexTICa, to undertake	financial and building crisis in the United
overrun facility in an aggregate principal	the construction work on site at El Boleo.	States would have a global effect on the
amount of US$40 million to partly finance	MexTICa mobilized to site in late 2007 and	demand for metals (particularly copper)
the development, construction and working	currently has approximately 100 people	and that we were headed for lower demand
capital costs of the El Boleo project;	working on early groundwork. We expect	and lower prices. To date this prediction

2007–GroundWork

Baja Mining • 5

We are ready to bring our years of ground work and preparation to fruition. Our experienced team is focused on constructing El Boleo to ensure we benefit from a strong marketplace.

« What sets us apart is our emphasis on	fund projects in these regions requires	in the range of $1.15 to 1.30 per pound
	higher rates of return and rapid payback	for purposes of economic analysis of
selecting, supporting, and managing our	periods as the risk is so high); and, not	projects and as the basis for funding.
	insignificant, production issues due to	Unfortunately, a consequence of high
people with the same emphasis that we	AIDS and HIV–related health problems	metal prices is high equipment costs. A
	in many parts of the undeveloped world,	typical hydrometallurgical plant and mine
devote to our mineral resources. We rely on	which add significantly to the cost of	complex will use several tens of kilometres
	production and the maintenance of a	of copper wire (for electrical transmission,
each person to deliver their best at all times.	qualified labour force.	in electric motors, etc.) as well as nickel
(stainless steel) and various alloys and
	Although the current climate of high metal	other exotic materials of construction. The
has not materialized, and the outlook for	prices is wonderful for those companies	cost of all such equipment and materials
metals remains strong as it continues to	with mines in production, it raises a	will be based on the prevailing price of the
be a supply driven market. We expect the	significant problem that is not generally	contained metals (as well as a premium
price of copper will remain well above	recognized for companies such as Baja	above the price of such products as a result
historic levels for the foreseeable future.	Mining Corp. The high price of metals	of increased demand for the products).
The current supply/demand balance is	is actually negatively affecting the ability	Accordingly, while lenders may utilize a
very precarious. Analysts had predicted	to place mines in production. Why?	price of $1.15 to $1.30 per pound for copper,
a minor surplus of copper for 2008, in the	We cannot rely on the strength of the	the company pays current metal prices—a
neighbourhood of 400–500,000 tonnes in	Company’s financial statements to fund the	disconnect, in the case of copper, of well
a global market of 18+ million tonnes.	development of the El Boleo project. We	over $2 per pound (i.e., 30% of current
Notwithstanding a reduction in demand	require (and have negotiated) significant	market price). The consequence of this is
from the United States, it is unlikely that	debt facilities. In the past a DFS would	the many news releases we have all seen
this surplus will be realized, as a result	incorporate metal prices that were in the	over the past year where the capital cost
of declining production from some of the	range of 75–85% of the then-existing metal	of many projects has more than doubled
largest copper mines in the world.	prices. For example, if copper was trading	over costs that were predicted in earlier
	for around $1.10 per pound, one would	DFSs, with those same projects being
This declining production can be attributed	expect the DFS to quote a price of, say,	placed on hold pending a review of costs or
to the following factors: reduced grades;	$0.85 per pound of copper. By its nature,	the return to lower metal prices. While we
weather-related production losses;	a DFS would include copper prices being	have seen capital costs at Boleo increase
disruption of power supplies in many	supported by a lending bank for financing	significantly, we remain optimistic that the
parts of the world (as a result of aging	purposes. At the time of writing, copper	gap between the debt facilities and the final
or insufficient infrastructure); labour	is approximately $3.50, having fluctuated	capital cost numbers can be bridged. The
disputes; political unrest in many parts	between $2.75 and $3.55 per pound in the	economics of El Boleo, even with elevated
of the developing world; political and	past four months and from $2.50 to $3.75	capital costs, remain robust.
economic uncertainty resulting from	in the past year. Such volatility has to beg
governments in developing nations	conservatism on the part of lenders.	The other major problem facing the
demanding a larger share of the revenue,		resource industry today is the lack of
or potential revenue, stream from mining	Despite current metal prices, lenders	qualified personnel. The resource industry
activities (even though the ability to	appear to be utilizing copper prices	has historically been a cyclical industry.

Gearing Up For Success

6 • President’s Message

With each of the downturns, the industry	projects under development are in	off-take agreements and attempting to
typically pares its exploration department	politically challenging or unstable parts of	secure either subordinated debt or cost
first and then commences layoffs of	the world, many with major health issues	overrun guarantees from off-take parties.
personnel, starting invariably with the most	(AIDS, HIV-related illnesses, malaria, etc.),	In addition, we have hired a leading
junior. After the numerous downturns that	and invariably in areas that lack adequate	expert on manganese production and
have occurred in the past thirty years, the	infrastructure. The risks associated with	have commenced laboratory work on the
industry now finds itself with: an aging	these problems require significantly higher	production of various manganese products
group of senior managers and engineers;	rates of return to justify investment. Mexico	and investigations of manganese markets.
a distinct lack of younger qualified middle	is currently tied for third place (ahead of
managers and engineers; a small group of	the United States) for the development	Management is pushing to keep the El
new engineers and geologists; and even	of mining projects and is ranked number	Boleo project on track, and I trust as you
fewer young business administrators.	one for permitting. It is, of course, also a	review this 2007 Annual Report you will
Many of the young mining professionals of	member of NAFTA and a major trading	recognize the progress we have made.
the past decade have chosen, after a few	partner of Canada and the United States.	It is a different company from a year ago
years’ experience, to seek more lucrative		and will evolve again by next year. Your
careers in the consulting or banking and	What’s next? We are proceeding on several	continued support is appreciated, and
investment industry. Fortunately, good	fronts. Capital and operating costs have	we look forward to introducing many of
projects tend to attract good people. To	been updated and are due to be released to	our new staff to you at this year’s Annual
date, the Company has been able to attract	shareholders once the Company’s Board	General Meeting.

a highly qualified group of senior managers and engineers both in Canada and Mexico. Of course, it helps to be able to offer these personnel the ability to live in Vancouver and live or work on the Baja Peninsula.

of Directors has had the opportunity to review
and comment. With updated capital costs, we
are reviewing alternatives for the balance of
funding and considering the most effective way
to fund to maximize the discounted present value

/s/ John W. Greenslade
	per share (including discussions with possible	John W. Greenslade
In addition to all the other risks in the	minority partners); and we are negotiating	President, CEO & Director
mining industry, quite a few of the major		Baja Mining Corp.

Proyectándonos al éxito

Lo que nos diferencia de los demás,	miembro del grupo Unicredit,	Con respecto a la construcción misma,
es que ponemos el mismo énfasis en	asegurándonos un préstamo de recursos	hemos retenido los servicios de TIC, y su
seleccionar, apoyar y administrar a	limitados por US$475 millones, más un	subsidiaria mexicana MexTICa , quienes
nuestra gente, que a nuestros recursos	principal agregado de US$40 millones que	vienen trabajando en los cimientos del
mineros. Confiamos en que cada	financiarán parcialmente el desarrollo,	yacimiento minero.
persona va a dar lo mejor de sí misma	construcción y costos de capital del
en todo momento.	proyecto El Boleo.	Nuestro compromiso es con el
mantenimiento del medio ambiente y
2007 ha sido un año de crecimiento	Se completó la emisión de valores por $45	somos sensibles a las regulaciones
substancial para Baja. Se ha completado	millones y se llegó a un acuerdo con CAT	ambientales de la biosfera en la cual
positivamente el Estudio Definitivo de	Financial SARL de Suiza, para que provea	trabajamos. Como parte de la preparación
Viabilidad para el proyecto El Boleo; se	los equipos para trabajos subterráneos	del lugar, hemos transplantado más de
recibió uno de los permisos ambientales	y de superficie, por un monto principal	3,000 cactus del lugar destinado a nuestra
claves para el inicio de las actividades de	agregado de hasta US$64 millones.	planta y seguimos trabajando con la
construcción, además de incrementarse		comunidad para asegurar un resultado
dramáticamente nuestro equipo gerencial.	Cabe resaltar, que hemos concretado los	próspero y positivo para los ciudadanos.
financiamientos y acuerdos mencionados
Hemos consolidado un acuerdo	anteriormente en medio de una crisis
subscrito con el BHV, banco alemán	financiera internacional.

2007–GroundWork

Mexico is bordered by the USA, Belize and Guatemala, and its federal jurisdiction extends over a number of offshore islands. It is a semi-industrialized nation rich in resources, including petroleum and several metals. Mexico operates a free market economy featuring a combination of private, state and mixed-capital enterprises.

Mexico is a federal republic with a political	significant uncertainty from the Mexican	the majority of which are based in North
system that is presidential, bicameral and	political scene. He is now on a mission to	America.
federal. It is divided into 31 states and	increase the credibility of his government
the Federal District (Mexico City). The	and has stated his top six priorities include	Behre Dolbear and Company Inc. produce
president is elected for a non-renewable	reducing poverty and creating jobs.	an annual political risk assessment based
six-year term.		on countries’ economic system, political
	Mining in Mexico	system, social issues, permitting delays,
Politically, Mexico is one of the most stable	Mexico has benefited from considerable	corruption, currency stability and tax
countries in Latin America. In 2000, the	foreign investment in its mining industry.	regime. In the 2008 report, Mexico is ranked
victory of Vincente Fox at the presidential	The two largest Mexican mining companies	overall, according to the aforementioned
polls marked a transition to multi-party	are Grupo Mexico (the world’s third-largest	factors, in third place (tied with Chile) in the
democracy. The Fox presidency was	copper producer, fourth-largest silver	list of most favourable countries to invest in
characterized by policy and economic	producer and fifth-largest producer of zinc	mining. Mexico now outranks the USA, with
stability. Policy consistency was extended	and molybdenum) and Industrias Penoles,	only Australia and Canada more favourable
when Felipe Calderon, a Harvard-educated	SA de CV. About 200 foreign publicly	overall.
lawyer, was elected President in December, 2006. Calderon’s election removed	traded companies are also involved in exploration and mining activities in Mexico,

Gearing Up For Success

« El Boleo is primarily a copper/cobalt

deposit but also includes one of the

world’s largest undeveloped manganese

resources. As manganese is essential to

iron and steel production the booming

economies of China, India and the

Asia-Pacific have increased demand for

all steel products producing record

manganese pricing.

Our resources are the backbone of the company, and we are fortunate to have both excellent mineral resources and exceptional human resources associated with our project.

Mineral Resources	geotechnical targets being drill tested in	concentration of 3.00% Mn, however,
2007 saw the release of the Company’s	the later part of 2007. These included drill	much of the manganese is concentrated
DFS with reported Proven and Probable	testing the proposed metallurgical plant	in “nodules” with levels of over 30%
reserves of 85 million tonnes (Mt), more	and dock sites as well as the proposed	Mn. The manganese at El Boleo can be
than sufficient to support the 25-year mine	tailings dam site.	recovered either by physical separation
plan. These reserves are contained within		(the nodules are harder and more
a large Measured and Indicated resource	Manganese Potential at El Boleo	dense than the rest of the ore body) or
of 277 Mt. Reserves and resources	While the economics of the Base Case	by treatment through the leaching and
have been calculated by independent	project (without Mn recovery) are	solvent circuits with the other elements,
consultants (are N.I. 43-101 compliant)	exceptionally good, there remains the	followed by precipitation as manganese
using the information contained within	probability that they will be enhanced	carbonate. In World War II, manganese
the more than 125,000 metres of drill core	significantly by the additional production	was recovered by jigging and was sold
completed on the property.	of a manganese product.	directly as high-grade ore to steelmakers.
Recovery via precipitation from Baja’s
Upon completion of the reserve definition	Baja’s El Boleo deposit is one of the	planned copper/cobalt/zinc production
drill program, activity shifted towards	largest undeveloped manganese	plant can be accomplished with extremely
fulfilling the requirements of future mine	resources in the world. The overall	low incremental capital cost.
construction projects, with a number of	resource at El Boleo shows an average

2007–GroundWork

Baja Mining • 9

Mineral Reserves December 31, 2007
Proven and Probable reserves are contained within the resources listed below
	Tonnes	Cu%	Co%	Zn%	Mn%
Proven	40,900,000	1.43	0.09	0.44	2.48
Probable	44,100,000	1.25	0.07	0.66	3.32
Total Reserves	85,000,000	1.34	0.08	0.55	2.91

Mineral Resources December 31, 2007
Comparative table from Credit Suisse Report – Feb, 2008
	Tonnes	Cu%	Co%	Zn%	Mn%
Measured	74,600,000	0.93	0.08	0.48	2.72
Indicated	202,500,000	0.62	0.05	0.66	3.10
Total Ms + Ind	277,100,000	0.70	0.06	0.62	3.00
Inferred	253,200,000	0.39	0.04	0.63	2.64

A rock solid asset base that includes copper, cobalt, manganese and zinc sulfate combined with the knowledge to extract the resource efficiently makes our El Boleo project a desirable investment.

Manganese (Mn) is one of the world’s	sulphate it is used in agricultural products	The incremental capital cost required to
most abundant elements and is the twelfth	(micronutrient fertilizers and animal feed	recover manganese, as a carbonate, is
most available mineral element in the	supplements).	very low (the process requires only mix
Earth’s crust. It is the fourth most heavily		tanks and thickeners or filters). However,
consumed metal—after iron, aluminum and	The booming economies of China, India	the market for manganese carbonate is
copper—but has not attracted the attention	and the Asia-Pacific have resulted in	not well defined, and it is intended that
of investors as have these more glamorous	increased demand for all steel products	the carbonate would be considered an
metals in recent years. 85-95% of the world’s	and especially for alloys. The price	intermediate product that would be further
manganese production is consumed in the	of manganese metal increased more	refined, either on site or elsewhere, to
production of iron and steel. It has also	than 300% in 2007, and it has now been	produce manganese sulphate fertilizer
come into favour recently as a low-cost	recognized as another critical element	or metal. The advantage of carbonate
substitute for nickel in stainless steel and	with a worldwide shortage of supply.	as an intermediate product is that it is
aluminum alloys. Specialty alloys may	South Africa, Gabon, Australia, Brazil and	concentrated (approximately 48% Mn) and
contain as much as 16% manganese in	Ukraine account for more than 80% of the	can be easily transported to other areas
applications requiring toughness and wear	known world manganese resources. The El	of the world with proximity to lower-cost
resistance. Manganese, as manganese	Boleo project is exceptionally well placed	power and markets.
dioxide, is also a key component in the production of batteries, and as a	by being located in a country of low political risk and a business friendly environment.

Gearing Up For Success

10 • Resources

Human Resources

2007 was a year of extensive growth for the Company. Since 2004, the Company has grown from a team of three in Vancouver and two in Mexico to a team of 18 in Vancouver and 15 between Mexico City and Santa Rosalia (site office). Within a booming mining industry, team building can be one of the most challenging, but crucial, steps in the growth and successful execution of a project. We have been fortunate to attract a number of highly qualified and experienced professionals to our team and are excited to progress the Boleo Project with such strong leadership and knowledge.

In 2007 and the early part of 2008, we	June 2007 – Ron Hamm,	December 2007 – Rowland Wallenius,CA–
welcomed the following individuals to our	Engineering Manager	Promotion to Chief Financial Officer
already impressive management team:	Mr. Hamm was previously the branch	Mr. Wallenius was appointed Controller
	and business development manager for	of the Company in November 2006 and
February 2007 –Terence Hodson, P.Geo–	Bateman Engineering’s complete process	promoted to CFO in December 2007.
General Manager, Geology	product line. He began his career in South	Mr. Wallenius has worked with public
Mr. Hodson has worked continuously in the	Africa 36 years ago, commissioning projects	companies, including those in the resource
mining industry for 28 years in the areas of	ranging from hydroelectric generation and	sector, in various capacities since 1997.
exploration and resource evaluation as well	power distribution systems, ferro-alloy,
as 12 years in operations. Most recently, he	steel and PGM furnaces to mine winders	January 2008 – Mike Rockandel, P.Eng –
was with Teck Cominco Ltd. as Assistant	operating on diamond, gold and coal mines.	Process Engineering Manager
Manager, Advanced Projects.		Mr. Rockandel holds a B.Sc. in
	September 2007 – Michael Shaw,	Metallurgical Engineering. He has more
April 2007 – Mike LaFlamme – Director,	Vice President, Construction and	than 30 years of process experience,
Supply Chain	Engineering	including development, design,
Mr. LaFlamme is an accomplished Supply	Mr. Shaw has over 38 years experience in the	commissioning and start-up and
Chain and Operations Management	mining and metals industry, with 25 of those	operations supervision. Mr. Rockandel
professional with over 20 years of combined	years dedicated to project engineering and	joins Baja from Aker Kvaerner, where for
international operations and project	construction management, mostly in Latin	the past 10 years he has worked as a Senior
experience in Canada, South America,	America. He has been responsible for the	Principal Process Engineer.
North Africa and the South Pacific.	engineering, construction and startup of
	numerous copper, gold and nickel projects	March 2008 – Thomas Gluck, PhD –
May 2007: Mario Romero,	globally, both as an operator and engineer-	Manager, Process Technology
Senior Accountant	constructor from 1969 to present.	(Mn Process Expert)
Mr. Romero holds a Bachelor		Dr. Gluck holds a PhD in hydrometallurgy,
of Economics from the National	November 2007: Steve Francis,	with a specialization in manganese recovery
Autonomous University of Mexico	Project Controls Manager	and production. Dr. Gluck has worked with
(1987) and a Certificate of Accounting	Mr. Francis has more than 25 years	the Manganese Metal Company (MMC) in
(Honours) from the Humber College of	experience as a Project Controls Manager	Nelspruit, South Africa, since 1988, where he
Ontario (1997). He has worked in various	in the mining industry in South America,	was responsible for the process development
industries including manufacturing,	Australia, Africa and North America.	and operations of manganese electrowinning
construction and technology. Mr. Romero	His main areas of expertise are in cost	circuits. Dr. Gluck and his family have
is fully bilingual in English-Spanish	control, estimating and scheduling. He	relocated to Vancouver from South Africa.
and is currently pursuing a recognized accounting designation in BC.	has been Project Controls Manager for projects ranging in value from $50 million to $1.2 Billion.

2007–GroundWork

In 2007, construction activities on site progressed with the continuation of baseline engineering and design work as well as the initiation of preparation of the plant site at El Boleo.

Visitors to the site experienced the	camp on site. The camp will house the
excitement of ongoing geotechnical	majority of the 2500 workers expected on
investigations for both the tailings dam and	site over the next 18 to 24 months.
the proposed plant foundations. Prominent
in these efforts was the drill rig required	In January, 2008 Baja placed an order
to obtain core samples of strata below the	for a 46-megawatt turbine and generator
surface of the ground or water.	(TG) set, which has been identified as
the single longest lead item. The cost of
We took first steps towards being good	this TG package is approximately US$10
stewards of the resources at the site, as	million. Delivery is expected in 18 to 22
agreed to in our environmental permits. We	months. The TG Set will be used as part of
began monitoring the groundwater below	a cogeneration plant, an integral part of the
the site for potential contaminants. We	acid plant, that utilizes heat recovered from
set up environmental monitoring stations	the burning of sulphur to generate power.
for tracking the weather and seas. Finally,	When fully operational, it is anticipated
we inventoried and relocated endangered	that this facility will provide almost all
flora and fauna at the plant site ahead of	of the power required for the mine and
our ground clearing activities. We are now	process plant.
in the process of building our construction

Gearing Up For Success

The El Boleo project has a very long and esteemed history in Mexico and, in particular, in the town of Santa Rosalía. Many of the citizens of the town and surrounding area have grandparents or older generation family members who worked at the old El Boleo mine and smelter. We are moving forward with El Boleo with the utmost respect for the environment in which we are working as well as for the people who reside and will continue to raise their families in Santa Rosalía.

There is considerable local support in	authorizes the construction, operation	when a small number of banks working in
this historic mining region to develop	and closure of the El Boleo mine. This was	the project finance sector met to discuss
the mine, bring new employment	the key environmental approval needed	ways to develop a set of environmental
opportunities to the area and increase the	to proceed with the construction and	and social policies and guidelines that
sustainable income of citizens.	eventual operation of El Boleo.	could be applied globally and without
limitation as to the industry, to help
In November 2006, our Environmental	Baja Mining will conduct all environmental	mitigate the risk involved in financing
Impact Manifest (EIM) was approved by	and social programs in accordance with	projects. The guidelines were set in 2003
the Mexican federal environmental agency,	World Bank Group’s International Finance	and were modified in 2006, after a three-
Secretaría de Medio Ambiente y Recursos	Corporation (IFC) Equator Principles. The	year implementation process.
Naturales (SEMARNAT). The approval	Equator principles were adopted in 2003

2007–GroundWork

Baja Mining • 13

« Being sensitive to the footprint of our	The El Boleo project is located in the buffer	this unique heritage. The El Boleo project
	zone of the El Vizcaíno Biosphere. The	will contribute to the diversification of
construction activities, we relocated 3,000	Biosphere was created in 1988 as a refuge	employment opportunities available to
	and reproduction zone for grey whales	the inhabitants of Santa Rosalía. A good
cacti and related flora plus some 2,500	on the Pacific Ocean (west) side of the	working relationship has developed
	Baja Peninsula and for the distribution of	between the Company and the community
animals, including snakes, scorpions,	the Mexican antelope (berrendo). It was	during the years of exploration and
	expanded in 1986 by adding the buffer zone	development through the Company
ground squirrels and rabbits. Successful	to preserve ancient paintings in the Sierra	maintaining a policy of full and open
	de San Francisco and also the historic	disclosure with the residents.
relocation of some cacti species requires	buildings in the town of Santa Rosalía
	on the Sea of Cortez (east) side of the	We also took the time to further our social
positioning the plant to its original orienta-	peninsula. The town and region has a rich	action plan with the town and municipality.
	history of mining, dating back to the late	To this end our engineers and scientists
tion to the sun.	1800s, and as a result, mining activity is	assisted the town with designing a modern
	specifically permitted in this buffer zone.	solid waste disposal facility and are helping
file the permits to relocate it properly. We
	Baja Mining has committed to work with the	also moved a step closer to redirecting a
	community and BCS (state) government	portion of the coast highway to improve
	to develop the El Boleo project in an	road safety as our plant construction
	environmentally sound way, recognizing	activities ramp up.
the desire of the stakeholders to enhance

Our operation represents a significant
economic benefit to the adjacent community
and its surrounding region. We are committed
to make certain the advantages that arise
from our activities are distributed equitably
in the community.

We are dedicated to building and sustaining
the trust of the local communities. Our goal
is to maximize the positive impacts and to
minimize the negative through open dialogue
and a responsibility to embrace best practice
principles in all that we do.

Gearing Up For Success

COPPER

Copper is one of the world’s oldest metals, playing a signifi cant part in human history dating back 10,000 years. Copper is malleable, ductile, corrosion resistant and an excellent conductor of both heat and electricity. With such a wide range of properties, it is a valuable material in several applications, including electrical conductivity, electronics and communication devices, domestic and industrial construction, transportation, architecture and art. Demand for copper has grown on average 4% per year since 1900 making, it the third-highest consumed industrial metal in the world.

2007–GroundWork

Baja Mining • 15

COBALT	ZINC SULPHATE	MANGANESE

Cobalt is a hard, lustrous, silver-grey metal	Zinc Sulphate (ZnSO4 ) is the form of zinc	Manganese is an essential element in
found in various ores and quite commonly	that will be produced on site at El Boleo.	the production of steel. Alloyed with
produced as a by-product of copper. It is	Zinc Sulphate is a colourless crystalline,	manganese, steel becomes harder,
most widely used to form corrosion and	water-soluble chemical compound. El	which is important in the manufacturing
wear resistant alloys, with its largest use in	Boleo will produce approximately 6,000+	of construction materials, machinery
superalloys for parts in gas turbine aircraft	tonnes/year of zinc (contained) in zinc	and transportation. In fact, steel making
engines as well as in batteries. Combined	sulphate monohydrate. This product will	accounts for 85–95% of its total demand.
with other elements, cobalt is used to	be sold as a micronutrient fertilizer and to	Manganese is hard but very brittle, and a
provide powerful permanent magnets and	the animal feed industries. A large amount	satisfactory substitute for manganese in
to make high-speed and high-temperature	of the zinc from the El Boleo project	steel has not been identified. Manganese
cutting tools and dyes. Its rich blue colour	will be shipped to the Midwest United	improves the properties of the alloys
is used as a pigment to tint glass, ceramics	States, where the majority of ZnSO4 is	and compounds involved in each of its
and paint. Cobalt demand has grown by	consumed as fertilizer for corn production.	applications. Manganese has a non-
a compound annual growth rate (CAGR)	Agricultural crops, such as wheat and	metallurgical use as a depolarizer in dry
of approximately 6.6% per year since 1993.	soybeans, are currently experiencing	cell batteries and plays an important alloy
More recently, annual demand has grown	record high prices driven by increasing	role to enhance corrosion resistance in
to an estimated high of 55,000 tonnes in	consumption. Corn in particular is enjoying	the production of aluminum. Significantly,
2005. Future growth is expected, particularly	renewed interest as a desirable crop, for it	manganese is also used as a micronutrient
in higher-growth areas such as batteries	is now being planted as a renewable and	fertilizer, similar to zinc sulphate.
(especially lithium batteries and hybrid	“green” source of energy (ethanol).	Manganese sulphate can be produced on

vehicle batteries), catalysts, and in other textile
and packaging applications. El Boleo cobalt
production has the benefit of being from a
politically stable country and is close to
significant cobalt markets in the US and Asia.
El Boleo will produce approximately 2,000
tonnes/year of cobalt cathode.

site at El Boleo using sulphuric acid from the company-owned acid plant and can be marketed hand in hand with the zinc sulphate product into similar markets.

Gearing Up For Success

Ground work

BC
CAL

MD+A
and financials

17 Management's Discussion & Analysis

31 Consolidated Financial Statements

32 Management's Responsibility for Financial Reporting

33 Independent Auditors' Report

34 Consolidated Balance Sheets

35 Consolidated Statement of Operations, Comprehensive Loss and Deficit

36 Consolidated Statement of Changes in Shareholders' Equity

37 Consolidated Statement of Cash Flows

38 Notes to Consolidated Financial Statements

2007-GroundWork

Baja Mining • 17

Management’s Discussion and Analysis
Year-End Report – December 31, 2007

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. provides analysis of Baja Mining Corp.’s financial results for the year ended December 31, 2007. The following information should be read in conjunction with the accompanying audited Consolidated Financial Statements, notes to the audited Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2007, all of which are available at the SEDAR website at www.sedar.com. This MD&A is current as of March 18, 2008.

NATURE OF BUSINESS	relation to an Equipment Lease Facility (the “Facility”) in an aggregate principal amount of up to US$64 million. The financing commitment is subject to standard terms and conditions precedent.

Baja Mining Corp. (the “Company”) is engaged in the exploration and development of its mineral properties in Mexico. The Company is now in the development stage and is currently focused on completing the financing and proceeding with the construction of its 100% owned Boleo project.

The Company owns the Boleo project through Mintec Processing Ltd., its wholly owned subsidiary, which owns 100% of a Mexican subsidiary, Invebaja S.A. de C.V, which in turn owns all of, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”).

The Boleo Project
The Boleo property is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometres south of San Diego. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting. Over the last thirteen years, approximately CDN $66 million has been spent on exploration and completion of the DFS for the Boleo project, with a further approximately $18 million spent on development costs since June 1, 2007.

OVERALL PERFORMANCE

On May 29, 2007, the Company announced the completion of the Definitive Feasibility Study (“DFS”) for the Boleo copper-cobalt-zinc-manganese deposit (“Boleo project”) located at Santa Rosalia, Baja California Sur, Mexico. The DFS, prepared by Bateman Engineering Inc. (“Bateman”), announced the economics and technical viability of the Boleo project.

The Boleo property consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the “buffer zone” of the El Vizcaíno Biosphere, a Mexican national environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and to be operated in the biosphere.

On September 12, 2007, the Company secured an underwritten commitment for US$515 million of debt financing with Bayerische Hypo-und Vereinsbank AGHVB, a member of the UniCredit Group (“UniCredit”). The senior financing commitment has received all required credit approvals, subject to finalization of the capital cost update and other standard terms and conditions precedent agreed to by the Company and UniCredit.

The Boleo project is to be developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and Solvent Extraction – Electrowinning to produce copper and cobalt as metal, zinc as zinc sulphate and, at some point, manganese as manganese carbonate.

On September 24, 2007, a non-brokered private placement of 16,150,000 units at $1.86 per unit, realizing gross proceeds of $30,039,000, was completed.	CURRENT DEVELOPMENT IN THE QUARTER ENDED DECEMBER 31, 2007

On October 16, 2007, a brokered private placement of 8,065,000 units at $1.86 per unit, realizing gross proceeds of $15,000,900, was completed.

On November 13, 2007, the Company secured an agreement with Caterpillar Financial SARL (“Cat Financial (Zurich)”), of Zurich, Switzerland, to act as Arranger and Provider in

Engineering Update
Recognizing the significant capital cost increases that have occurred in many recent projects, the Company and its advisors have been engaged in an in-depth capital cost review and update on the El Boleo project. The Company

Gearing Up For Success

18 • Management’s Discussion & Analysis
       (expressed in Canadian dollars)

has engaged the engineering firm AMEC Americas Limited of Vancouver to provide a high-level independent review of the current capital cost estimate and provide a report to the

Company on its findings. Once this review is completed, the Company will announce the revised project capital costs and project economics. The Company expects to be in a position to release an updated DFS capital cost estimate in April 2008. AMEC, Oil Sands & Mining and Power & Process is a leading supplier of high-value consultancy, engineering and project management services to the mining, energy, power and process industries. AMEC has approximately 19,000 employees, with offices in more than 25 countries across the world. AMEC employs a wide range of talented people - from scientists and environmental consultants to engineers and project managers. They advise clients on everything from front-end engineering design through regulatory and environmental compliance to project management and delivery.

TIC is privately owned and had 2006 revenues in excess of $1.7 billion.

The Acid Plant and Power Cogeneration (“Cogen”) Plant are both critical path items in the construction schedule. Accordingly, to ensure their timely availability by 2010, the Company has placed the order for a 46-megawatt turbine and generator (TG) set, which has been identified as the single longest lead item. The cost of this TG package is approximately US$10 million. Delivery to site is expected in August 2009. The Cogen Plant is an integral part of the acid plant and utilizes heat recovered from the burning of sulphur to generate power. When fully operational, it is anticipated that this facility will provide almost all of the power required for the mine and process plant. In addition, the Company has issued a “Letter of Award and Limited Authorization to Proceed” to SNC-Lavalin Engineers & Constructors Inc. for basic engineering and procurement services for the 2,400 tonnes per day acid plant, complete with heat recovery system and the 46-MW turbo generator package. The parties are currently working on concluding a definitive agreement for all services; however, work has commenced based on the award.

Construction Update
The Company continues to establish and strengthen its own internal project management team, which consists of seasoned veterans in the industry. This team will monitor all activities for the Company.

The Industrial Company (“TIC”), of Steamboat Springs, Colorado, continues with the early works on site. Initial work over the past several months consisted of cactus removal, quarantine and relocation programs at the proposed plant location and construction camp site in accordance with our environmental permits. The Company and the local authorities of Santa Rosalia have also been working in a cooperative effort to remediate the town’s existing landfill, located on the Company’s land, and to develop a controlled landfill facility in a new location to the north on land to be allocated by the Company for such purpose. In addition, geo-technical drilling and testwork has been ongoing for the last few months at the process plant and tailings dam locations to enable an early start of construction.

Financing Update
• On November 13, 2007, the Company entered into an agreement with Caterpillar Financial SARL (“Cat Financial (Zurich)”), of Zurich, Switzerland, to act as Arranger and Provider in relation to an Equipment Lease Facility (the “Facility”) in an aggregate principal amount of up to US$64 million. The proceeds of the Facility will be used for the financing of mobile (underground and surface) equipment in connection with the El Boleo project. The Facility has a final maturity date of 7 years from initial drawdown. The agreement is subject to the satisfaction of various conditions precedent.

Caterpillar Financial (Zurich) is the structured trade and project finance arm of Cat Financial, which itself is a wholly owned subsidiary of Caterpillar Inc. Cat Financial provides a wide range of financing alternatives for Caterpillar machinery, engines and gas turbines, as well as other equipment and marine vessels. The company also extends loans to customers and dealers. Cat Financial has offices and subsidiaries located throughout the Americas, Asia, Australia and Europe, with headquarters in Nashville, Tennessee, USA.

TIC, which has extensive construction experience in Mexico, has been conducting “constructability” reviews and participating in development of local pricing and schedules. TIC is a direct-hire, heavy-industrial contractor providing world-class construction expertise throughout North America. TIC’s construction work in Mexico is conducted through its wholly owned subsidiary, MexTICa.

• On September 12, 2007, Baja Mining Corp. entered into an underwritten commitment with Bayerische Hypo-und Vereinsbank AG (“HVB”), a member of the UniCredit

2007–GroundWork

Baja Mining • 19

Group, as Mandated Lead Arranger to arrange and underwrite a limited-recourse term loan facility in an aggregate principal amount of up to US$475 million (the “Term Loan Facility”), as well as a cost overrun loan facility in an aggregate principal amount of US$40 million (the “Cost Overrun Facility” and together with the Term Loan Facility, the “Facilities”) to MMB, Mexico. HVB will be the sole arranger and underwriter of the Facilities.

The senior financing commitment has received all necessary credit approvals, subject to finalization of the capital cost update and other standard terms and conditions precedent agreed to by the Company and HVB.

The proceeds of the Facilities will be used to partly finance the development, construction and working capital costs of the El Boleo project.

UniCredit Group is the second-largest bank in the Eurozone by market capitalization, taking its acquisition of Capitalia into account (pro forma). For almost 20 years HVB, now part of the UniCredit Group, has been an active mining finance house catering to the needs of its diverse and broad client base. With highly experienced industry specialists and regional coverage, HVB is well positioned to provide solutions for its mining customers.

• Endeavour Financial International Limited (“EFIC”) continues to be retained by the Company as its Financial Advisor for the financing of the El Boleo project. EFIC continues to work with the Company on the successful closing of the various facilities as well as discussions with off-take counterparties, potential partners and subordinated debt providers. The Company is looking to close the various facilities in the second quarter of 2008.

Permitting Update
The Company is in the process of applying for the final permit to construct and operate a wharf on the site. Company management have had several meetings with the General Director of Ports and are now preparing our documents for final submissions. This facility will be used during the construction stage of the project and will serve as the first section of the maritime terminal required for operation.

Management and Personnel Additions and Changes
Baja has recently made the following appointments:

• Michael F. Shaw – Vice President, Engineering and Construction;

• Rowland Wallenius, CA, appointment as Chief Financial Officer;

• Steve Francis – Project Controls Manager;

• Mike Rockandel – Process Engineering Manager;

• Thomas Gluck – Manager, Process Technology (Manganese Process Expert);

• Mario Romero – Senior Accountant.

SELECTED ANNUAL INFORMATION

The following financial data is selected financial information for the Company for the three most recently completed financial years ending December 31, presented in Canadian dollars, and has been prepared in accordance with Canadian generally accepted accounting principles.

	2007	2006	2005

Total revenues	$–	$–	$–
Loss for the year	(11,111,351)	(23,222,789)	(7,396,731)
Basic and diluted
loss per share
for the year	(0.09)	(0.24)	(0.11)
Total assets	$54,672,668	$12,421,812	$4,377,132

Financial year 2007 compared to financial year 2006
During 2007, the Company completed the DFS and began deferring project costs. This has resulted in a significant decrease in the loss for the year and has contributed significantly to the increase in the total assets in 2007.

Financial year 2006 compared to financial year 2005
During 2006 the Company increased exploration activities significantly over 2005. These increased activities included an extensive 38,000-metre drilling program, completed the majority of the work required to complete the DFS, building and testing of a pilot plant and hiring of significant mining and managerial experience, who were issued stock options with a significant value. This resulted in an almost four-fold increase in exploration expenditures of $19,827,154 (2005 – $5,322,656) and over a threefold increase in loss for the year of $23,222,789 (2005 – $7,396,731).

Gearing Up For Success

20 • Management’s Discussion & Analysis
       (expressed in Canadian dollars)

RESULTS OF OPERATIONS

• Directors fees: the fees for the independent directors totalled $65,000 during the year ended December 31, 2007, an increase of $22,500 over those of the prior year due to these fees taking effect on March 1, 2006;

Comparison of December 31, 2007 to December 31, 2006

Operations
With the published economic and technical results of the DFS, the Company began to capitalize its development costs effective June 1, 2007, and has capitalized $17,730,032 in development costs by the end of December 2007. The Company currently has no revenue generating activities other than interest income. For the year ended December 31, 2007, the Company recorded a loss for the period of $11,111,351 ($23,222,789 for the year ended December 31, 2006) or a loss per share of $0.09 (loss of $0.24 per share in 2006). The significant reduction in losses results from the capitalization for accounting purposes of development costs since the completion of the DFS.

• Management and consulting fees:

Related party: $150,000 ($165,000 in 2006) – related party management fees include part of the CEO’s fees relating to administration;

Other: $295,715 ($186,449 in 2006) – consulting fees were paid to a financial consulting firm in connection with general corporate financial advice related to construction financing and development of the Boleo project. Consulting fees were also paid to review and test the Company’s financial controls, as required by Canadian and US regulations.

Exploration Expenses
The Company incurred $7,506,581 in exploration expenses during the year ended December 31, 2007 (2006 – $19,827,154). Effective June 1, 2007, costs related to project development were capitalized.

• Office and general: $346,424 ($168,412 in 2006) – the increased activities and personnel required upgrades in leased office equipment, higher consumption of office supplies and additional Spanish lessons to increase the effectiveness of personnel dealing in Mexico;

General and Administrative Expenses
General and administrative expenses for the 2007 financial year were $4,224,846, an increase of $263,078, compared with the previous year of $3,961,768. The higher costs resulted from the increased support required for advancing the Boleo project, including the retention of additional personnel, the rising regulatory costs associated with increased regulatory requirements in Canada (and now the United States, as the Company enters the US regulatory arena), and the support required as the Company has moved into the development stage. The increased costs are outlined as follows:

• Promotion, tradeshow and marketing: $504,373

($147,734 in 2006) – in addition to the www.bajamining.tv presentation, management attended several events during 2007, including those in Las Vegas, New Orleans, Vancouver and Toronto. The Company has also expanded its investor awareness programs by making financial and technical presentations in numerous cities in the US, Canada and the UK during the year.

• Rent: $171,742 ($135,121 in 2006) – due to its continued expansion, the Company leased additional space in August 2006, and commencing February 2007 has taken back space previously sublet;

• Audit and legal fees: $392,103 ($259,696 in 2006) – the increase is a result of 2007 quarterly financial statement review fees, higher 2007 audit fees, additional legal fees in Mexico, Canada and the US relating to securing the debt facility, property maintenance, TSX listing, US 20-F and 40-F filings, as well as the overall growth in the complexity of the business;

• Stock-based compensation: $513,392 ($1,996,339 in 2006) – during the year ended December 31, 2007, the Company granted 1,750,000 options, versus 5,445,000 granted during the same period in 2006. Prior to June 1, 2007, the stock expense has been allocated between administrative and

• Stock exchange and transfer agent fees: $376,891 ($86,322 in 2006) – the increase resulted from the Company’s initial listing fee on the TSX of $153,000, additional project activity, disclosure requirements, private placement financings, and option and warrant conversions;

exploration activities based upon the activities performed for the Company. The vested fair value of new options granted ($205,203) to personnel related to development and construction activities is capitalized to deferred development costs;

2007–GroundWork

Baja Mining • 21

• Travel: $296,077 ($186,839 in 2006) – travel has been allocated between development costs, exploration and administration based upon the purpose of the travel. Most travel to site was for technical purposes and was allocated to exploration prior to June 1, 2007, but is now capitalized to project development; however, in 2006 and 2007 there was extensive travel to various investor and trade shows in North America and Europe that was required to secure funding and negotiate the debt facility and to increase the Company’s profile and investor awareness programs; and

• Wages and subcontractors: $915,641 ($461,153 in 2006) – costs have increased due to additions of key employees and the recruitment of additional administration staff after the first quarter of 2006. Following the completion of the DFS, numerous additional administrative positions have been filled and the Company anticipates further staff increases as it moves towards construction.

secure any financing. The outcome of the various project financing negotiations will dictate the expenditure levels during 2008, as the Company continues its development and construction during 2008.

Comparison of the three months ended December 31, 2007 to December 31, 2006

Operations
For the three-month period ended December 31, 2007, the Company recorded a loss of $339,681 ($0.01 per share) as compared to a loss of $6,663,704 ($0.06 per share) for the same period in 2006. The changes in results are primarily due to capitalization of development expenses which, in the prior year’s 4th quarter, were exploration expenditures that were expensed.

General and Administrative Expenses

Other items
• Foreign exchange gain: gain of $52,638 (versus a gain of $60,995 in 2006) – resulted from the increase in the value of the Canadian dollar and the significant payments in Mexican pesos, US dollars and other currencies. Funds are transferred monthly to Mexico in US dollars and funds are converted to pesos or other currencies as needed. The Company does not hedge its foreign currencies; and

General and administrative expenses for the three months ended December 31, 2007, were $1,055,398, a decrease of $304,220, compared with $1,359,618 in the comparable quarter in the previous year. However, if one removes the non-cash, stock-based compensation expenses of $31,539 ($783,537 in 2006), the administrative expenses would have increased by $447,778 from period to period. The significant changes during the quarter are outlined as follows:

• Interest income: $567,438 ($505,138 in 2006) – the Company invested the funds raised from equity financings in March and April 2006 in short-term guaranteed term deposits, thus generating significant interest during the period. In September and October 2007, the Company raised additional equity financings. The balance of short-term guaranteed term deposits has increased, reflecting the additional equity. Short-term deposits amounted to $32,183,356 at December 31, 2007. The Company has not invested in any asset-backed securities.

The Company completed the DFS, which was published during the second quarter of 2007. Expenditure levels during the first quarter of fiscal 2008 are anticipated to grow as the Company continues to build its organization. Once the capital cost review is completed the Company expects to utilize the results to complete and close the financing of the El Boleo project. Although the Company is optimistic about completing the project financing Baja has not closed any of the written commitments or undertaking at the time of filing, and there is no guarantee that the Company will be able to

• Audit and legal fees: $140,804 ($42,781 in 2006) – the increase is a result of the increased cost of the 2007 audit fees, additional legal fees in Mexico, Canada and the US relating to securing the debt facility and the restructuring of the Mexican subsidiaries;

• Stock exchange and transfer agent fees: $116,791 ($19,903 in 2006) – the increase resulted from the Company’s private placement financings in September and October 2007;

• Management and consulting fees:

Other: $121,036 ($20,044 in 2006) – the increase in 2007 resulted from consulting fees paid to   review and test the Company’s financial controls, as required by Canadian and US regulations;

• Office and general: $82,281 ($34,514 in 2006) – the increased activities and personnel required upgrades in leased office equipment, higher consumption of office supplies, and additional Spanish lessons to increase the effectiveness of personnel dealing in Mexico;

Gearing Up For Success

22 • Management’s Discussion & Analysis
       (expressed in Canadian dollars)

• Promotion, tradeshow and marketing: $103,146 ($37,257 in 2006) – the increase was due to attendance at several investor awareness events during Q4 2007 and continued expansion of the investor awareness programs during the period;

Other items
• Foreign exchange gain (loss): gain of $306,506 (versus a loss of $169,669 in 2006) – the change resulted from the increase in the value of the Canadian dollar during the period and the significant payments in Mexican pesos, US dollars and other currencies. Funds are transferred monthly to Mexico in US dollars and funds are converted to pesos or other currencies as needed. The Company does not hedge its foreign currencies; and

• Interest income: $409,211 ($158,520 in 2006) – the Company invested the $45 million equity raised from September and October 2007 in short-term guaranteed term deposits, which generated significant interest during the period. The Company has not invested in any asset-backed securities.

SUMMARY OF QUARTERLY INFORMATION

The following quarterly financial data for the eight most recently completed quarters is presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles.

		Loss	Basic and diluted
	Total	for the	loss per share
	revenues	period	for the period

Q1 Mar 31, 2006	$–	$(1,930,508)	$(0.03)
Q2 Jun 30, 2006	–	(8,327,621)	(0.08)
Q3 Sep 30, 2006	–	(7,325,621)	(0.07)
Q4 Dec 31, 2006	–	(5,639,039)	(0.06)
Q1 Mar 31, 2007	–	(5,577,013)	(0.05)
Q2 Jun 30, 2007	–	(3,798,604)	(0.03)
Q3 Sep 30, 2007	–	(1,396,053)	(0.01)
Q4 Dec 31, 2007	–	(339,681)	(0.00)

General Discussion of Quarterly Results
Loss for the periods
The Company carried out exploration activities on the Boleo property in Mexico during the first six quarters as disclosed above. On May 29, 2007, the Company announced the results of the DFS, and effective June 1, 2007, moved to the development stage and began capitalizing project costs. This resulted in the virtual elimination of exploration expenditures during Q3 and Q4 2007, with the remaining costs relating to administration.

LIQUIDITY

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in the losses and losses per share do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at December 31, 2007, was $30,989,387, compared with working capital of $10,060,278 as at December 31, 2006, an improvement of $20,929,109. During the year ended December 31, 2007, the Company raised $49,607,430 (2006 – $25,340,251) in private placements, net of share issue costs, and through the exercise of warrants and options. The Company spent $8,698,482, in operations in 2007 (2006 – $17,529,813) with the decrease from 2006 due to the completion of the DFS and the associated capitalization of development costs. In 2007, the Company also purchased an additional $1,431,644 (2006 – $159,407) in property, plant and equipment and spent $16,600,585 (2006 – $NIL) on mineral properties and related development costs.

The Company’s cash and term deposit position as at December 31, 2007, was $33,226,648, compared with $10,349,929 as of December 31, 2006, an increase of $22,876,719. The Company has $2,691,712 (2006 – $1,139,707) of current liabilities, an increase of $1,552,005 from the prior year. The increase is the result of higher monthly development activity of the Company during 2007.

The current obligations of the Company are expected to be funded through existing cash and term deposits.

Establishment of Trust Fund for Conservation
The Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish

2007–GroundWork

Baja Mining • 23

a trust fund to support environmental conservation measures within the El Vizcaíno Biosphere. The Company’s El Boleo property is located within the “buffer zone” of this biosphere. The first cash payment to the fund was US$100,000, issued on January 31, 2007. Additionally, the fund was issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. These Special Warrants will mature in each of February 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity, into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. This repurchase option represents a liability of US$999,900 (or a discounted liability of CDN$752,539 at the present time) if the share price has not reached US$5.555 and the holder exercises the repurchase option. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

Commitments
As at December 31, 2007, the Company had the following known contractual obligations:

Contractual		Payments due by period
Obligations		(Canadian dollars)
							More
		Less than	1–3		3–5		than
	Total	1year	years		years		5 years

Operating lease
obligations[1]	$285,000	$104,000	$181,000	$	Nil	$	Nil
Contract
obligations[2,3]	3,086,000	2,990,000	96,000		Nil		Nil
Purchase
obligations[4]	16,845,000	16,845,000	Nil		Nil		Nil
Other long-term
liabilities[5]	988,000	Nil	329,000		659,000		Nil
Total	$21,204,000	$19,939,000	$606,000		$659,000	$	Nil

1	During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74,250. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29,051. The Company has also committed to two operating leases for office space in Mexico City, both on a month-to-month basis. The combined monthly lease is 16,800 pesos (CDN$1,500).

2	The Company has entered into numerous contracts regarding development of the Boleo project. Total contractual values entered into at December 31, 2007, were estimated to be $7.7 million. The amounts paid or accrued on those contracts was $5.0 million, for a remaining commitment of $2.7 million.

3	During 2006, the Company signed a management consulting agreement with a company with a common director and officer of the Company with future commitments for 2007 to 2009 aggregating $456,000.

4	The Company has entered into numerous contracts regarding equipment purchases for the Boleo project. Total contractual values entered into at December 31, 2007, were estimated to be $19.4 million. The amounts paid or accrued on those contracts was $2.6 million, for a remaining commitment of $16.8 million.

5	On January 9, 2007, the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 (total US$999,900) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant.

CAPITAL RESOURCES

The Company’s primary capital asset is the mineral property El Boleo, which is discussed in detail in the section entitled “Overall Performance”.

The Company will require additional capital to fund the business activities during the next twelve months, as it has moved into the development stage and anticipates moving into the construction phase of the El Boleo project in the second quarter of 2008. The Company has no revenue from operations except interest income and does not expect to generate any revenue from operations until completion of construction and commencement of operations. The Company expects to raise the required capital through a combination of debt and equity financing. Baja has secured an underwritten commitment for US$515 million of debt financing with HVB and a US$64 million lease facility from Cat Financial (Zurich).

On September 13, 2007, a non-brokered private placement of 16,150,000 units at $1.86 per unit, realizing gross proceeds of $30,039,000, was completed. Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one share at $2.50 within five years of issue. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the shares and warrants was determined using the Black-Scholes pricing model. The fair value of the 16,150,000 shares was estimated to be $21,776,590 and the fair value of the 10,497,500 warrants was estimated to be $8,262,410. Finder’s fees, other fees and costs amounting to a total of $310,000, relating to the issue, were paid in cash.

Gearing Up For Success

24 • Management’s Discussion & Analysis
       (expressed in Canadian dollars)

On October 12, 2007, the Company completed a shareholder approved brokered private placement of 8,065,000 units at $1.86 per unit, realizing gross proceeds of $15,000,900.
Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one common share at $2.50 within five years of issue. The warrants are subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. Additionally, the agents were granted 428,250 warrants, representing 5.3% of units placed by them, entitling the holder to acquire one share at $1.99 within five years of issue. The fair value of the warrants was determined using the Black-Scholes pricing model. The weighted average assumptions utilized included a risk free interest rate of 4.40%, a dividend yield of nil%, an expected volatility of 85% and an expected life of the warrants of three and one-half years. The fair value of the 8,065,000 common shares was estimated to be $10,835,840; the fair value of the 5,242,500 warrants was estimated to be $4,165,059; and the fair value of the 428,250 agent warrants was estimated to be $631,310. Agent’s, finder’s and other fees and costs relating to this issue amounting to $985,045 were paid in cash. The pro rata issue costs of $1,167,568 were charged to share capital and $448,787 was charged to share purchase warrants.

While current cash reserves are expected to be adequate to cover all administrative costs for the next twelve months, the Company will require additional funds for the project capital costs. Capital costs to develop the Boleo project for the production of copper, cobalt and zinc sulphate (but not manganese) have been estimated in the May 29, 2007, published DFS. The Company is undergoing a capital cost review. The total project cost (exclusive of certain mobile equipment that will be leased), including engineering, procurement and construction management, Owner’s costs, and 12.5% overall contingency was estimated to be US$568 million, as published in the May 29, 2007 independent DFS.

In addition to the construction costs of the Boleo project, outlined above, the Company anticipates or has committed to the following expenditures over the next 12 months:

• Permitting activities on the Boleo project of approximately $500,000;

• Wages, management fees and subcontracts of approximately $5,000,000;

• General and administrative expenses, including travel, legal, accounting and finance costs, of approximately $4,200,000.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. Although the Company secured an underwritten commitment, in the short term it will continue to depend upon equity capital to finance its business activities. Despite the fact that management has successfully raised significant amounts of capital in the past, there are no assurances that future capital requirements will be met by this means of financing, as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing for the Company.

ENVIRONMENTAL ACTION PLAN

The Company currently is a single purpose company, that purpose being the development of the Boleo project, Baja California Sur, Mexico. El Boleo is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits. There is also the remnants of a former leach precipitation plant (the “LPF Plan”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper. In addition, there is a small (2 million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”. None of the LPF plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

The majority of the project is located in the buffer zone of El Vizcaíno and as discussed above and in Note 7 to the Company’s annual audited financial statements for the year ended December 31, 2007, the Company has established a compensation arrangement with the Mexican Commission for Natural Protected Areas; under which it has deposited US$100,000 into a Compensation fund, as well as three special warrants totaling US$1.1 million to partially fund the remedial work within El Vizcaíno. This fund may be used in other areas of the Biosphere and not necessarily

2007–GroundWork

Baja Mining • 25

at the mine site where remediation will be part of the mines normal reclamation program.

Early work by the Company, prior to commencing construction activities, have included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of both community trash as well as waste from the local squid packing plants. Reclamation has been done under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A temporary disposal facility have been developed, pending construction of a more permanent facility on land to the north of the project owned by the Company and which will be donated to the community. Cost of remediation to date has been approximately $165,000 and is included as part of preliminary costs leading to construction.

depending on the amount of surface disturbance at the time and the cost of remediation of the plant site, assuming a decision was made to permanently close the mine. In these circumstances, it is expected that the salvage value of the plant and equipment would adequately cover reclamation costs if the Company did not otherwise have available funds.

As part of the Company’s Environmental Impact Manifest approval, the Company was required to identify local flora and fauna species that would be affected by its operation and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and place site areas has now been completed at an approximate cost of US$135,000.

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during its first six years and more than 700 hectares over its initial 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency. Total cost of reclamation and closure costs over the life of mine are currently estimated to be US$35 million on an undiscounted amount. No financial reserve has yet been established in the Company’s financial statements for reclamation. It is anticipated that a sinking fund will be established once production commences to provide a fund for reclamation.

The Company will, over the life of the Boleo project, close approximately 33 mine portals. As portals are closed, in accordance with mine plans, the affected area will be remediated. Remedial costs for each portal site are currently estimated to be US$10,000. Considering the annual projected operating budget (once full operation is achieved in 2010-2011) is of the order of US$100 million per year, the cost of remediation is not considered material. Annual environmental monitoring costs are currently approximately US$12,000 and as operation commences will increase to approximately US$25,000/year. Again, in relation to the annual operating budget, this number is not considered material.

An area of potential concern would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure in contrast to idling the mine. The expected cost of reclamation from an early closure is estimated at between $10 million and $15 million,

The Company has demonstrated its commitment to environmental matters and will conduct continuous monitoring programs over the life-of-mine at an anticipated annual cost of US$25,000.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material off-balance sheet arrangement, such as guarantee contracts, contingent interests in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2007, the Company paid $817,880 ($709,107 in 2006) in management and consulting fees to directors and officers of the Company, and to companies controlled by officers and directors of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

FINANCIAL INSTRUMENTS

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, short- term deposits, accounts receivable, accounts payable and accrued liabilities and special warrant liabilities, are recorded at their fair values. The Company has no concentration of credit risk.

Gearing Up For Success

26 • Management’s Discussion & Analysis
       (expressed in Canadian dollars)

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

SHARE CAPITAL INFORMATION	Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amountf the related asset may not be

As at the date of this report, the Company had an unlimited number of common shares authorized for issuance, with 142,201,129 issued and outstanding. The Company also had 9,665,000 outstanding stock options and 31,531,201 outstanding warrants available to be exercised.

Between December 31, 2007, and the date of filing, the Company granted 300,000 additional stock options and none were exercised.

recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Between December 31, 2007, and the date of filing, 1,502,615 warrants were exercised, for gross proceeds of $1,799,381. CRITICAL ACCOUNTING ESTIMATES

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of mineral properties, foreign currency translations, provision for reclamation costs and stock-based compensation.

Resource interests
The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights, mining concessions and development costs. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following announced DFS results, the Company began capitalizing development costs.

Foreign currency
Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs
The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase

2007–GroundWork

Baja Mining • 27

to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised. As at December 31, 2007, the Company does not have any significant asset retirement obligations.

Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and will be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in other comprehensive income and the ineffective portion will be recorded in net income. The amounts temporarily recorded in other comprehensive income will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

Stock-based compensation
All stock-based awards made to employees and non-employees are measured and recognized using a fair value- based method. Compensation costs attributable to share options granted are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the employment position of the grantee. The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

ACCOUNTING CHANGES – CURRENT YEAR

Effective January 1, 2007, the Company has adopted three new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards comprise three handbook sections

CICA Section 3855 – Financial Instruments – Recognition and Measurement

CICA Section 3865 – Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting is to be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.

CICA Section 1530 – Comprehensive Income
Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders, and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities, which are not included in net income (loss) until realized.

The adoption of Sections 1530, 3855 and 3865 had no impact on the opening equity or balance sheet of the Company.

This standard establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It also specifies how financial instrument gains and losses are to be presented. Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value, with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost, with gains and losses reported in net income in the period that the liability is settled.

NEW CANADIAN ACCOUNTING PRONOUNCEMENTS

Capital disclosures and financial instruments – disclosures and presentation
In December 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”; and Handbook Section 3863, “Financial Instruments – Presentation”. These standards are effective for interim and annual consolidated financial

Gearing Up For Success

28 • Management’s Discussion & Analysis
       (expressed in Canadian dollars)

statements for the Company’s reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, theconsequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing disclosure requirements, and carrying forward unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Inventories

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which will replace Section 3030, “Inventories.” The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. The new standard will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect the adoptionof these changes to have an impact on its consolidated financial statements.

General standards on financial statement presentation

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064 – Goodwill and Intangible Assets which replaces CICA 3062 “Goodwill and Intangible

Assets” and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

U.S. GAAP
For new U.S. GAAP accounting pronouncements, see Note 15 “United States generally accepted accounting principles (“GAAP”)” to the consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee. The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required under US Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2007. Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed by the Company in reports that it files or submits under US and Canadian securities legislation was disclosed.

2007–GroundWork

Baja Mining • 29

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. We confirm there were no changes in these controls during the most recent interim period ending December 31, 2007.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2007, the Company’s internal control over financial reporting was effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement viability of the mineral deposits is dependent upon a number of factors which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation, and environmental protection.

The calculation of reserves involves a degree of uncertainty. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

The market price for copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production,no sensitivity analysis for price changes has been provided or carried out.

OUTLOOK

Baja Mining Corp. is focused on providing support to AMEC in its completion of the capital cost review and working to close the senior debt facilities in the second quarter 2008. We also expect our development team to move into construction in the early second quarter of 2008. The Company continues to use its best efforts to fast- track project development, with the objective of achieving production in 2010.In addition, the Company continues discussions with possible partners and off-take parties; including discussion of possible subordinate debt financing to minimize equityfinancing requirements.

RISK FACTORS

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the common stock of the Company. Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of resources that would be economical for commercial production. The commercial

CAUTION ON FORWARD-LOOKING INFORMATION

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in the Company’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or

Gearing Up For Success

30 • Management’s Discussion & Analysis
(expressed in Canadian dollars)

statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward- looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja Mining may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja Mining’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja Mining’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo property, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja Mining’s Annual Information Form for the year ended December 31, 2007, filed with the Canadian securities regulatory authorities, Baja Mining’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by Baja Mining and filed with the appropriate regulatory agencies.

CAUTIONARY NOTE CONCERNING RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by Baja Mining in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

2007–GroundWork

Baja Mining Corp.
Consolidated Financial Statements
DECEMBER 31, 2007 AND 2006
(expressed in Canadian dollars)

32 • Management’s Responsibility for Financial Reporting
       (expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management. The consolidated financial statements of Baja Mining Corp. (“Baja”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 18, 2008.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control – Integrated Framework.” Based on our assessment, utilizing those criteria, management concluded that the Company’s internal control over financial reporting was effective as at that date.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically and has reviewed these statements with management and the Auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ John Greenslde

John Greenslade
President and Chief Executive Officer

/s/ Rowland Wallenius

Rowland Wallenius
Chief Financial Officer

Vancouver, BC
March 20, 2008

2007–GroundWork

Baja Mining • 33

Independent Auditors’ Report

TO THE SHAREHOLDERS OF BAJA MINING CORP.

We have audited the consolidated balance sheets of Baja Mining Corp. as at December 31, 2007 and 2006, and the consolidated statements of operations, comprehensive loss and deficit, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
March 20, 2008

Gearing Up For Success

34 • Consolidated Balance Sheets
       (expressed in Canadian dollars)

Consolidated Balance Sheets
As at December 31, 2007 and 2006 (expressed in Canadian dollars)

	2007	2006

ASSETS
Current assets
Cash and cash equivalents	$1,043,292	$1,475,375
Short-term deposits (note 4)	32,183,356	8,874,554
Other current assets	1,206,990	850,056
	34,433,638	11,199,985

Mineral properties (notes 5 and 9)	18,570,806	757,793
Property, plant and equipment (note 6)	1,668,224	464,034
	$54,672,668	$12,421,812

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$2,691,712	$1,139,707
Special warrant liability (note 7)	752,539	-
	3,444,251	1,139,707

SHAREHOLDERS’ EQUITY
Share capital (note 8)	105,841,420	65,258,086
Share purchase warrants (note 8(d))	17,199,279	6,496,517
Contributed surplus (note 8(g))	6,744,132	6,972,565
Deficit	(78,556,414)	(67,445,063)
	51,228,417	11,282,105
	$54,672,668	$12,421,812

Commitments (note 13)
Significant events (note 16)
Subsequent event (note 17)

On behalf of the Board

/s/ John Greenslade	/s/ Robert Mouat
John Greenslade Director	Robert Mouat Director

 See accompanying notes to the consolidated financial statements.

2007–GroundWork

Consolidated Statement of Operations,
Comprehensive Loss and Deficit
For the years ended December 31, 2007 and 2006 (expressed in Canadian dollars)

Baja Mining • 35

	2007	2006

Exploration expenses (note 9)	$7,506,581	$19,827,154

General and administrative expenses
Amortization	88,655	59,372
Audit and legal fees	392,103	259,696
Directors fees	65,000	42,500
Stock exchange and transfer agent fees	376,891	86,322
Interest and bank charges	11,143	11,628
Management and consulting fees
Related party (note 9)	150,000	165,000
Other	295,715	186,449
Office and general	346,424	168,412
Promotion, trade show and marketing	504,373	147,734
Rent	171,742	135,121
Stock-based compensation expense (note 8(f))	513,392	1,996,339
Telephone	97,690	55,203
Travel	296,077	186,839
Wages and subcontract	915,641	461,153
	$4,224,846	$3,961,768

Loss before other items	(11,731,427)	(23,788,922)
Foreign exchange gain (loss)	52,638	60,995
Interest income and other	567,438	505,138
Loss and comprehensive loss for the year	(11,111,351)	(23,222,789)
Deficit – Beginning of year	(67,445,063)	(44,222,274)
Deficit – End of year	(78,556,414)	(67,445,063)
Basic and diluted loss per share for the year	(0.09)	(0.24)
Weighted average number of shares outstanding	$117,866,327	$97,927,466

See accompanying notes to the consolidated financial statements.

Gearing Up For Success

36 • Consolidated Statement of Changes in Shareholders’ Equity
       (expressed in Canadian dollars)

Consolidated Statement of Changes in Shareholders’ Equity
For the years ended December 31, 2007 and 2006 (expressed in Canadian dollars)

	2007	2006

Share capital
Balance – beginning of year	$65,258,086	$44,284,417
Non-brokered private placement	21,776,590	-
Brokered private placement	10,835,840	17,634,879
Share issuance costs	(1,497,680)	(2,076,487)
Shares issued on exercise of warrants	5,017,325	3,023,163
Fair value of warrants exercised	1,974,924	699,882
Shares issued on exercise of stock options	845,250	684,250
Fair value of stock options exercised	1,631,085	1,007,982
Balance – end of year	$105,841,420	$65,258,086

Share purchase warrants
Balance – beginning of year	$6,496,517	$1,121,953
Non-brokered private placement share purchase warrants	8,262,410	-
Brokered private placement share purchase warrants	4,165,059	5,365,121
Share purchase warrants issue costs	(534,055)	(631,736)
Fair value of agent warrants	631,310	1,308,952
Fair value of additional agent warrants	105,380	32,109
Fair value of shares issued on exercise of warrants	(1,974,924)	(699,882)
Fair value of special warrants	47,582	-
Balance – end of year	$17,199,279	$6,496,517

Contributed Surplus
Balance – beginning of year	$6,972,565	$2,739,721
Fair value of stock options re-priced	–	1,100,000
Fair value of stock options granted	1,402,652	4,140,826
Fair value of stock options exercised	(1,631,085)	(1,007,982)
Balance – end of year	$6,744,132	$6,972,565

Deficit
Balance – beginning of year	$(67,445,063)	$(44,222,274)
Loss for the year	(11,111,351)	(23,222,789)
Balance – end of year	$(78,556,414)	$(67,445,063)
Total Shareholders’ Equity	$51,228,417	$11,282,105

See accompanying notes to the consolidated financial statements.

2007–GroundWork

Baja Mining • 37

Consolidated Statement of Cash Flows
For the years ended December 31, 2007 and 2006 (expressed in Canadian dollars)

	2007	2006

Cash flows from operating activities
Loss for the year	$(11,111,351)	$(23,222,789)
Items not affecting cash
Amortization	155,176	168,803
Fair value of special warrants	805,161	–
Accretion of special warrants liability	62,965	–
Impairment of property, plant and equipment	–	125,284
Stock-based compensation expense	1,197,449	5,240,826
Unrealized foreign exchange	(128,292)	–
	(9,018,892)	(17,687,876)

Net changes in working capital balances
Other current assets	(356,934)	(589,515)
Accounts payable and accrued liabilities	677,344	747,578
	(8,698,482)	(17,529,813)

Cash flows from investing activities
Investment in short-term deposits	(23,308,802)	(8,874,554)
Mineral properties and related deferred costs, net	(16,600,585)	–
Acquisition of property, plant and equipment	(1,431,644)	(159,407)
	(41,341,031)	(9,033,961)

Cash flows from financing activities
Repayments of amounts due to related parties	–	(61,186)
Net proceeds from issuance of common shares	49,607,430	25,340,251
	49,607,430	25,279,065

Decrease in cash and cash equivalents	(432,083)	(1,284,709)
Cash and cash equivalents – Beginning of year	1,475,375	2,760,084
Cash and cash equivalents – End of year	$1,043,292	$1,475,375

Supplemental cash flow information (note 14)

Gearing Up For Success

38 • Notes to Consolidated Financial Statements
       (expressed in Canadian dollars)

Notes to Consolidated Financial Statements
December 31, 2007 and 2006 (expressed in Canadian dollars)

1	NATURE AND CONTINUANCE OF
OPERATIONS

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985, under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and began trading on the Toronto Stock Exchange as of February 7, 2007 (previously listed on the TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (now known as Mintec Processing Ltd., “Mintec”) through a reverse takeover.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”). The Form 20-F was filed with the SEC on December 8, 2006, and finalized as of January 15, 2007.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”), on the economic and technical viability of the Boleo project and, due to the positive results of the DFS, the project has moved from the exploration stage to the development stage.

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles. The recoverability of the Company’s investment in its mineral properties is dependent on the Company’s ability to complete debt financings (note 16), equity financing and the ability to generate profitable operations in the future.

2	INCORPORATION OF INVEBAJA, S.A. DE C.V.

On December 28, 2007 Invebaja, S.A. de C.V. (“Invebaja”) was incorporated in Mexico as a wholly owned subsidiary of Mintec. On December 31, 2007, a share exchange occurred in which Invebaja received all the issued and outstanding shares of Minera y Metalurgica del Boleo, S.A de C.V., (“MMB”) from Mintec in exchange for 100% of Invebaja. This reorganization was completed to revise the operating structure in Mexico, which will undergo further changes with the formation of additional subsidiaries in Mexico for contract services.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s significant subsidiaries are Mintec, and its wholly owned subsidiary Invebaja, and its wholly owned subsidiary, MMB, which holds the mineral property rights. All significant inter-company transactions and balances have been eliminated.

b)	Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study and defers related costs once the economic feasibility study is complete. On May 29, 2007, the DFS was completed for the Boleo project.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the

2007–GroundWork

Baja Mining • 39

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

c)	Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of assets is calculated using the straight-line method over the following estimated useful life:

Office equipment and furniture	five years
Leasehold improvements	five years
Computer equipment	three years
Vehicles	five years
Software	two years
Buildings	twenty years
Mining machinery and equipment	five years
Transportation equipment	four years
Test mining equipment	two years

d)	Use of estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates include the recoverable amount of mineral properties and related deferred costs, amortization rates, fair value of special warrant liability, provision for reclamation costs, fair value of warrants issued on private placements and stock-based compensation.

e)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term deposits, other current assets, accounts payable and accrued liabilities and special warrant liability.

	i)	Foreign exchange risk

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. However, under terms of the financing arrangements (note 16) for the Boleo project, the Company will be required to hedge a percentage of both its foreign exchange risk and its base metals production sales.

	ii)	Fair value of financial instruments

The carrying values of the cash and cash equivalents, short-term deposits, other current assets, accounts payable and accrued liabilities and special warrant liability are recorded at their respective fair values. In accordance with the adoption of CICA 3855, the carrying values of, short-term deposits are recorded at their respective fair values.

f)	Foreign currency translation

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income for the year.

Gearing Up For Success

40 • Notes to Consolidated Financial Statements
       (expressed in Canadian dollars)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Basic and diluted loss per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

h)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is considered more likely than not, a valuation allowance is provided.

i)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short-term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

j)	Short-term deposits

Short-term deposits include term deposits and short-term highly liquid investments with the original term to maturity of greater than three months but less than one year, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

k)	Stock options and warrants

The Company accounts for stock options and warrants at fair value pursuant to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock- Based Compensation and Other Stock-Based Payments.” Compensation expense for options granted is determined based on the estimated fair value of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respected options and is either expensed to administration or recorded in exploration or development costs for grants to individuals working directly on mineral projects. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital. Warrant grants are recorded at the estimated fair value using the Black-Scholes option pricing model.

l)	Property option agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the option holder, amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

m)	Asset retirement obligations

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to remeasurement at each reporting period. The estimates are based

2007–GroundWork

Baja Mining • 41

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised. As at December 31, 2007, the Company does not have any significant asset retirement obligations.

n)	Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation of the current year.

o)	New accounting requirements

The Company has adopted the following CICA standards effective January 1, 2007:

Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at market value (or mark to market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

Section 1530 – Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders, and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

Section 3865 – Hedges. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting is to be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.

The adoption of Sections 1530, 3855 and 3865 had no impact on the opening equity or balance sheet of the Company.

p)	Future accounting requirements

There are five new CICA accounting standards that have been issued but not yet adopted by the Company. These five standards will become effective for the Company on January 1, 2008. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

CICA Handbook Section 3031, “Inventories,” prescribes the accounting treatment for inventories and provides guidance on the determination of inventory costs and its subsequent recognition as an expense, including any write-down to net realizable value. CICA Handbook Section 3064 – Goodwill and Intangible Assets, replaces CICA 3062, “Goodwill and Intangible Assets,” and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA Handbook Section 1535, “Capital Disclosures,” establishes standards for disclosing information about an entity’s capital and how it is managed. CICA Handbook Section 3862, “Financial Instrument Disclosures,” and Handbook Section 3863, “Financial Instruments – Presentation” require entities to provide disclosure of quantitative and qualitative information in their financial statements that enables users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. CICA Handbook Section 1400,

Gearing Up For Success

42 • Notes to Consolidated Financial Statements
       (expressed in Canadian dollars)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

“General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4	SHORT-TERM DEPOSITS

The Company has invested in one-year guaranteed term deposits with its Canadian bank at fixed interest rates established at the time of investment. At December 31, 2007, all deposits mature within one year.

5	MINERAL PROPERTIES

Boleo Project details, acquisition and deferred costs from June 1, 2007, are as follows:

	2007	2006

Property rights (note 5(a))	$734,424	$651,443
Mining concessions (note 5(b))	106,350	106,350
Deferred development costs
Stock-based compensation	205,203	–
Accretion of special warrant
liability	60,287	–
Amortization	72,278	–
Engineering	6,554,354	–
Site work	4,058,143	–
Construction in progress	3,837,045	–
Salary, consulting, financing
and other costs	2,942,722	–
Total at cost	$18,570,806	$757,793

a)	Property rights

The Company owns three properties with clear title and one 30-year prepaid lease for $39,723 on lands located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $7,700 (2006 – $5,400).

b)	Mining concessions

The Company has acquired certain concessions comprised of 18 separate titles, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $58,400 (2006 – $48,000).

2007–GroundWork

Baja Mining • 43

5	MINERAL PROPERTIES (continued)

c)	Details of cumulative exploration expenditures on the Boleo Project prior to the project advancing to the development stage on June 1, 2007, are as follows:

	Exploration	Exploration
	2007	2006

Amortization	$257,171	$190,650
Camp, general
and travel	2,374,964	2,088,798
Concession fees
and other	1,881,164	1,851,296
Drilling	14,095,800	12,690,696
Feasibility studies	9,154,385	7,292,178
Geological and
environmental	10,027,302	8,523,038
Infrastructure	687,494	687,494
Management fees	3,636,203	3,438,073
Metallurgical and
contract services	6,085,912	5,949,272
Pilot plant costs	5,327,406	5,327,406
Professional fees	5,146,975	4,523,116
Accretion of special
warrant liability	62,965	–
Stock-based compensation
expenses	5,002,440	4,318,384
Wages and subcontracts	2,433,976	1,787,175
	$66,174,157	$58,667,576

6	PROPERTY, PLANT AND EQUIPMENT

	2007
		Accumulated
	Cost	amortization	Net
Computer equipment
and software	$512,773	$185,093	$327,680
Leasehold
improvements	149,162	55,149	94,013
Machinery and
equipment	1,057,501	192,696	864,805
Mining equipment	86,262	86,262	–
Office equipment
and furniture	182,562	73,302	109,260
Transportation
equipment	67,590	48,927	18,663
Buildings	287,229	33,426	253,803
	$2,343,079	$674,855	$1,668,224

	2006
		Accumulated
	Cost	amortization	Net
Computer equipment
and software	$178,313	$119,188	$59,125
Leasehold
improvements	101,559	28,428	73,131
Machinery and
equipment	357,636	121,094	236,542
Mining equipment	86,262	75,189	11,073
Office equipment
and furniture	89,054	44,825	44,229
Transportation
equipment	67,590	41,173	26,417
Buildings	38,784	25,267	13,517
	$919,198	$455,164	$464,034

Gearing Up For Success

44 • Notes to Consolidated Financial Statements
       (expressed in Canadian dollars)

7 SPECIAL WARRANTS LIABILITY	price of USD$5.555 per underlying common share at any time within 30 days of the Maturity Date of each

On January 9, 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaíno Biosphere. The Company’s El Boleo property is located within the “buffer zone”

of this biosphere. The Company paid US$100,000 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The Special Warrants will mature in each of February 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a such Special Warrant. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The total repurchase liability of US$999,900 has been recorded, as the project is expected to proceed. The liability has been discounted using an interest rate of 15%.

The fair value of the Special Warrants granted on January 9, 2007, was, using the Black-Scholes pricing model, estimated to be $47,582. The weighted average assumptions utilized included a risk-free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of the warrants of three years.

	Amount	Discounted	Discounted
	US$	US$	CDN$
Balance – December 31, 2006	$–	$–	$–

Fair value of obligations, January 9, 2007	1,140,354	784,544	922,161
Fair value of special warrants, equity (note 8(d))	(40,454)	(40,454)	(47,582)
Payment on January 31, 2007 (US$100,000)	(100,000)	(100,000)	(117,000)
Accretion of discounted liability	–	115,054	123,252
Unrealized foreign exchange			(128,292)
Balance – December 31, 2007	$999,900	$759,144	$752,539

2007–GroundWork

Baja Mining • 45

8	SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value

b)	Details of share capital activity are as follows:

	Shares	Amount

Balance – December 31, 2005	76,280,820	$44,284,417

Brokered private placement (note 8(c))	25,555,556	17,634,879
Share issue costs (note 8(c))	–	(2,076,487)
Shares issued on exercise of warrants	4,092,641	3,023,163
Fair value of warrants exercised	–	699,882
Shares issued on exercise of stock options	1,955,000	684,250
Fair value of options exercised	–	1,007,982
Balance – December 31, 2006	107,884,017	65,258,086

Non-brokered private placement (note 8(c))	16,150,000	21,776,590
Brokered private placement (note 8(c))	8,065,000	10,835,840
Share issue costs (note 8(c))	–	(1,497,680)
Shares issued on exercise of warrants	6,324,497	5,017,325
Fair value of warrants exercised	–	1,974,924
Shares issued on exercise of stock options	2,275,000	845,250
Fair value of options exercised	–	1,631,085
Balance – December 31, 2007	140,698,514	$105,841,420

c)	Private placements

During the financial year ended December 31, 2007, the following share placements were completed:

	i)	September 2007 – the Company completed a non-brokered private placement of 16,150,000 units at $1.86 per unit, realizing gross proceeds of $30,039,000. Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one common share at $2.50 within five years of issue. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the warrants was determined using the Black-Scholes pricing model. The weighted average assumptions utilized included a risk-free interest rate of 4.40%, a dividend yield of nil%, an expected volatility of 86% and an expected life of the warrants of three and one-half years. The fair value of the 16,150,000 common shares was estimated to be $21,776,590 and the fair value of the 10,497,500 warrants was estimated to be $8,262,410. Finder’s and other fees and costs relating to this issue amounting to $310,000 were paid in cash. The pro rata issue costs of $224,732 were charged to share capital and $85,268 were charged to share purchase warrants.

Gearing Up For Success

46 • Notes to Consolidated Financial Statements
       (expressed in Canadian dollars)

8	SHARE CAPITAL (continued)

ii)	October 2007 – the Company completed a shareholder approved brokered private placement of 8,065,000 units at $1.86 per unit, realizing gross proceeds of $15,000,900. Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one common share at $2.50 within five years of issue. The warrants are subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. Additionally, the agents were granted 428,250 warrants, representing 5.3%, of units placed by them, entitling the holder to acquire one share at $1.99 within five years of issue. The fair value of the warrants was determined using the Black-Scholes pricing model. The weighted average assumptions utilized included a risk-free interest rate of 4.40%, a dividend yield of nil%, an expected volatility of 85% and an expected life of the warrants of three and one-half years. The fair value of the 8,065,000 common shares was estimated to be $10,835,840; the fair value of the 5,242,250 warrants was estimated to be $4,165,059; and the fair value of the 428,250 agent warrants was estimated to be $631,310. Agent’s, finder’s and other fees and costs relating to this issue amounting to $985,045 were paid in cash.

The pro rata issue costs of $1,167,568 were charged to share capital and $448,787 was charged to share purchase warrants.

iii)	December 2007 – Agent’s Options (“Agent’s Option”) granted in 2005 that were convertible into one unit of the Company (“Agent’s Units”), at a price of $0.35 per Agent’s Unit. Each Agent’s Unit is comprised of one share and one- half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share, at a price of $0.45 per share. During 2007 the holder exercised the remaining 179,535 warrants at $0.35 and was granted an additional 89,767 warrants at $0.45 with an expiry date of December 21, 2007. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $105,380, with the charge to share capital and the credited to contributed surplus.

During the financial year ended December 31, 2006, the following share placements were completed:

iv)	April 2006 – a brokered private placement of 25,555,556 units at $0.90 per unit, realizing gross proceeds of $23,000,000.

Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.25 within two years of issue, extended to five years on August 25, 2006, as the Company achieved Tier 1 status. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $2.50 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the shares and warrants was determined using the Black-Scholes pricing model. The weighted average assumptions used: risk-free interest rate – 4.31%; dividend yield – nil%; expected volatility – 90.0%; expected life of warrant – two years. The fair value of the 25,555,556 shares was estimated to be $17,634,879 and the fair value of warrants was estimated to be $5,365,121. Agent’s, finder’s and other fees and costs relating to this issue amounting to $1,399,271 were paid in cash. Additionally, the agents were granted 983,993 warrants, representing 5.5% of units placed by them, entitling the holder to acquire one share at $0.90 within two years of issue, extended to five years on August 25, 2006, as the Company achieved Tier 1 status (fair value $1,308,952). The pro rata issue costs of $2,076,487 were charged to share capital and $631,736 charged to share purchase warrants.

2007–GroundWork

Baja Mining • 47

8	SHARE CAPITAL (continued)

d)	Details of share purchase warrant activity are as follows:

	Share purchase
	warrants	Amount

Balance – December 31, 2005	13,078,403	$1,121,953

Brokered private placement share purchase warrants (note 8(c)(iv))	12,777,774	5,365,121
Share purchase warrants issue costs (note 8(c)(iv))	–	(631,736)
Fair value of agent warrants (note 8(c)(iv))	983,993	1,308,952
Fair value of additional agent warrants	173,017	32,109
Shares issued on exercise of additional agent warrants	(4,092,641)	(699,882)
Balance – December 31, 2006	22,920,546	6,496,517

Brokered private placement share purchase warrants (note 8(c)(ii))	5,242,250	4,165,059
Non-brokered private placement share purchase warrants (note 8(c)(i))	10,497,500	8,262,410
Share purchase warrants issue costs (note 8(c)(i,) & (ii))	–	(534,055)
Fair value of agent warrants (note 8(c)(ii))	428,250	631,310
Fair value of additional agent warrants	89,767	105,380
Fair value of special warrants (note 7)	180,000	47,582
Fair value of share purchase warrants exercised	(6,324,497)	(1,974,924)
Balance – December 31, 2007	33,033,816	$17,199,279

e)	Warrants

A summary of the Company’s share purchase warrants at December 31, 2007 and 2006, and the changes during the years are as follows:

	2007		2006
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price

Balance – Beginning of year	22,920,546	$1.10	13,078,403	$0.86

Issued	16,437,767	2.51	13,934,784	1.22
Exercised	(6,324,497)	0.79	(4,092,641)	0.75
Expired	–	–	–	–
Balance – End of year	33,033,816	$1.86	22,920,546	$1.10

Gearing Up For Success

48 • Notes to Consolidated Financial Statements
       (expressed in Canadian dollars)

8	SHARE CAPITAL (continued)

The following table summarizes information about share purchase warrants outstanding at December 31, 2007:

Range	Number of warrants	Weighted average	Weighted average
of prices	outstanding and exercisable	contractual life (years)	exercise price

$0.90 to 0.99	347,916	3.28	$0.90
$1.00 to 1.49	16,337,900	2.57	1.21
$1.50 to 2.50	16,168,000	4.73	2.49
$ US 5.555	180,000	2.28	US 5.555
	33,033,816	3.63	$1.86

f)	Stock options

A summary of the Company’s stock options at December 31, 2007 and 2006, and the changes during the years are as follows:

		2007		2006
			Weighted		Weighted
		Number	average	Number	average
		of	exercise	of	exercise
		warrants	price	warrants	price

Balance – Beginning of year		9,940,000	$0.83	6,525,000	$0.35

Granted		1,750,000	1.62	5,445,000	1.23
Exercised		(2,275,000)	0.37	(1,955,000)	0.35
Expired/cancelled		(50,000)	1.33	(75,000)	1.21
Balance – End of year		9,365,000	$1.08	9,940,000	$0.83

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
	outstanding	years to	exercise	exercisable	exercise
Range of prices	options	expiry	price	options	price

$ 0.22 to 0.49	2,365,000	2.25	$0.35	$2,365,000	$0.35
$ 0.50 to 0.99	700,000	3.13	0.78	700,000	0.78
$ 1.00 to 1.49	5,450,000	3.73	1.32	5,150,000	1.33
$ 1.50 to 1.99	850,000	4.27	1.88	379,167	1.72
	9,365,000	3.17	$1.08	$8,594,167	$1.14

2007–GroundWork

Baja Mining • 49

8	SHARE CAPITAL (continued)

During the year, the Company adopted a new stock option plan (“the plan”) whereby the Company may grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At December 31, 2007, the Company has reserved 11,194,749 common shares under the plan (2006 – 10,788,402).

Under the new plan, options granted will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted during the year was estimated at each grant date using the Black-Scholes option-pricing model. During the year, the Company granted 1,750,000 five-year stock options to consultants and employees at an exercise price between $1.30 and $2.15. Stock-based compensation costs, in the amount of $1,402,652 (2006 – $4,140,826), have been recognized and charged (based upon the work carried out by the employee or consultant) to either exploration ($684,057), administration ($513,392) or deferred project costs ($205,203), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2007	2006

Risk-free interest rate	4.21%	4.15%
Dividend yield	0%	0%
Expected volatility	88%	89%
Expected stock option life	3.2 years	3.5 years
Weighted average fair value of stock
options granted	$0.96	$0.80

g)	Contributed surplus Details are as follows:

Balance – December 31, 2005	$2,739,721

Fair value of options re-priced	1,100,000
Fair value of options granted (note 8(f))	4,140,826
Fair value of 1,955,000 options
exercised (note 8(b))	(1,007,982)
Balance – December 31, 2006	6,972,565

Fair value of options granted (note 8(f))	1,402,652
Fair value of options exercised (note 8(b))	(1,631,085)
Balance – December 31, 2007	$6,744,132

9	RELATED PARTY TRANSACTIONS

a)	The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2007	2006

Management fees – exploration	$339,130	$544,107
Management fees – administration	$150,000	$165,000
Management fees –
development costs	$328,750	$–
Management Fees	$817,880	$709,107

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Gearing Up For Success

50 • Notes to Consolidated Financial Statements
       (expressed in Canadian dollars)

10	INCOME TAXES

	a)	The Company operates in Canada and Mexico and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carryforward to reduce taxable income of future years. Details of income tax expense for the years ended December 31 are as follows:

	2007	2006

Accounting loss for the
year	$11,111,351	$23,222,789
Statutory rate	31.50%	34.10%
Expected recovery	3,500,076	7,918,971
Stocked-based
compensation	(377,196)	(1,787,122)
Tax deductible prior year
exploration	2,290,634	_
Non-deductible expenses	(36,403)	(61,369)
Foreign tax rate
differential	(465,041)	(904,376)
Foreign exchange and
other	(1,453,814)	81,470
	3,458,256	5,247,574

Current valuation allowance	(3,458,256)	(5,247,574)
	$–	$–

b)	Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future income tax assets as at December 31 are as follows:

	2007	2006

Non-capital loss carry-
forwards	$12,152,517	$8,286,692
Property, plant and equipment	114,479	13,216
Share issuance costs	713,557	619,116
	12,980,553	8,919,024

Valuation allowance	(12,980,553)	(8,919,024)
Future income tax asset	$–	$–

c)	As at December 31, 2007, the Company has incurred non-capital losses for income tax purposes in Canada and Mexico of approximately $42,444,000, which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these financial statements because of uncertainty of their recovery. These losses will expire as follows:

2008	$213,000
2009	62,000
2010	–
2011	189,000
Thereafter	41,980,000
$42,444,000

11	SEGMENTED INFORMATION

The Company’s only business activity is exploration and development of mineral properties. This activity is carried out in Mexico.

The breakdown by geographic area for the year ended December 31, 2007, is as follows:

	Canada	Mexico	Consolidated

Capital assets	$783,662	$19,775,368	$20,559,030
Current assets	32,513,882	1,919,816	34,433,638
Total assets	$33,297,484	$21,375,184	$54,672,668

2007–GroundWork

Baja Mining • 51

11	SEGMENTED INFORMATION (continued)

The breakdown by geographic region for the year ended December 31, 2006, is as follows:

	Canada	Mexico	Consolidated

Capital assets	$149,427	$1,072,400	$1,221,827
Current assets	9,294,793	1,905,192	11,199,985
Total assets	$9,444,220	$2,977,592	$12,421,812

No revenues were earned in either of the geographic areas.

12	FOREIGN FINANCIAL INSTRUMENTS

As at December 31, 2007, the Company has the following foreign denominated financial instruments, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign	Canadian
	currency	dollar
	amount	amount

Cash in United States dollars	$771,991	$762,804
Cash in Mexican pesos	1,001,796	90,653
Value added taxes recoverable in
Mexican pesos	2,155,500	195,051
Accounts payable in United States
dollars	516,340	514,340
Accounts payable in Mexican
pesos	3,126,273	284,803
Accounts payable in euros	68,635	102,533
Accounts payable in Australian
dollars	228,470	198,084

As at December 31, 2006, the Company has the following foreign denominated financial instruments, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign	Canadian
	currency	dollar
	amount	amount

Cash in United States dollars	$1,051,211	$1,225,081
Cash in Mexican pesos	947,019	102,183
Value added taxes recoverable in
Mexican pesos	3,843,919	414,759
Accounts payable in United States
dollars	780,963	910,135
Accounts payable in Mexican pesos	343,981	37,116

13	COMMITMENTS

a)	The Company has entered into numerous contracts regarding development of the Boleo project. Total contractual obligations entered at December 31, 2007, are estimated to be $27.1 million. The amounts paid or accrued on those contracts was $7.6 million, for a remaining commitment of $19.5 million.

b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at December 31, 2007, amount to:

2008	779,000
2009	586,000
2010	295,000
$1,660,000

c)	The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases (on a month-to-month basis) for office space in Mexico City. The future minimum lease payments are as follows:

2008	104,000
2009	104,000
2010	77,000
$285,000

Gearing Up For Success

52 • Notes to Consolidated Financial Statements
        (expressed in Canadian dollars)

14	SUPPLEMENTAL CASH FLOW INFORMATION

The following are the non-cash investing and financing activities of the Company:

	2007	2006

Fair value of warrants issued as share capital issuance expense	$666,785	$1,003,618
Fair value of warrants issued as share purchase warrants issuance expense	69,905	305,334
Fair value of special warrants issued	47,582	–
Increase in accounts payable and accrued liabilities related to mineral property
and deferred development costs	874,660	–
Special warrant accretion included in mineral property and deferred development costs	60,287	–
Stock-based compensation included in mineral property
and deferred development costs	205,203	–

Other supplemental information:

	2007	2006

Interest received	$410,746	$243,590
Interest paid	–	–

15	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. These financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States.

Recent United States accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 has been partially deferred but some items are effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. We intend to adopt this standard effective January 1, 2008, and we do not expect the adoption of this standard to have a material impact on our consolidated US GAAP financial statement disclosure.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our consolidated financial position and results of operations under US GAAP.

2007–GroundWork

Baja Mining • 53

16	SIGNIFICANT EVENTS

a)	On September 12, 2007, the Company entered into an underwritten commitment with Bayerische Hypo-und Vereinsbank AG, a member of the UniCredit Group (“UniCredit”), as Mandated Lead Arranger to arrange and underwrite a limited-recourse term loan facility in an aggregate principal amount of up to US$475 million (the “Term Loan Facility”), as well as a cost overrun loan facility in an aggregate principal amount of US$40 million (the “Cost Overrun Facility” and together with the Term Loan Facility, the “Facilities”) to the Company. UniCredit will be the sole arranger and underwriter of the Facilities.

The senior financing commitment has received all necessary credit approvals, subject to finalization of capital cost update and other standard terms and conditions precedent agreed to by the Company and UniCredit.

The proceeds of the Facilities will be used to partly finance the development, construction and working capital costs of the El Boleo project.

b)	On November 13, 2007, the Company entered into an agreement with Caterpillar Financial SARL

(“Cat Financial (Zurich)”), of Zurich, Switzerland, to act as Arranger and Provider in relation to an Equipment Lease Facility (the “Facility”) in an aggregate principal amount of up to US$64 million.

The proceeds of the Facility will be used for the financing of mobile (underground and surface) equipment in connection with the El Boleo project (“Boleo”) located near Santa Rosalia, Baja California Sur, Mexico.

The Facility has a final maturity date of seven years from initial drawdown. The agreement is subject to the satisfaction of various conditions precedent. The Company will act as guarantor of the transaction.

17	SUBSEQUENT EVENT

Subsequent to year-end, the Company granted 300,000 stock options to new consultants and employees of the Company at exercise prices ranging from $1.64 to $1.77 per share, for a period of five years from the date of grant.

Gearing Up For Success

Notes:

2007–GroundWork

BAJA MINING CORP. Suite 2350 – 1177 W. Hastings Street Vancouver, BC Canada V6E 2K3 T: 604.685.2323 F: 604.629.5228 BAJ: TSX www.bajamining.com